UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Alpha Metallurgical Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

020764106

(CUSIP Number)

MICHAEL GORZYNSKI

595 Madison Avenue, 30th Floor

New York, NY 10022

(646) 274-9610

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 2, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

PERCY ROCKDALE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		787,097
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

787,097
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

787,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

MG CAPITAL MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,691
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

CONTINENTAL GENERAL INSURANCE COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		605,449
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

605,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

605,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

CONTINENTAL INSURANCE GROUP, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		605,449
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

605,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

605,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

CONTINENTAL GENERAL HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		605,449
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

605,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

605,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

MICHAEL GORZYNSKI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,396,047*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,396,047*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,396,047*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%
14	TYPE OF REPORTING PERSON

IN

*	Includes 1,810 Shares (as defined below) underlying certain restricted stock units (“RSUs”) and excludes 4,486 Shares held by Mr. Gorzynski’s spouse.
7

CUSIP No. 020764106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

This Amendment No. 1 is being filed to reflect a change in beneficial ownership as a result of a decrease in the number of outstanding Shares as reported in the Issuer’s Quarterly Report on Form 10-Q and Annual Report on Form 10-K for the quarterly period ending September 30, 2023 and fiscal year ended December 31, 2023, respectively, filed with the Securities and Exchange Commission (SEC) on November 2, 2023 and February 26, 2024, respectively.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby restated to read as follows:

782,788 of the Shares directly owned by Percy Rockdale were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 782,788 Shares directly owned by Percy Rockdale is approximately $7,972,376 excluding brokerage commissions. Percy Rockdale received 4,309 Shares upon the exercise of certain Series A Warrants (the “Series A Warrants”) previously held, which had an exercise price of $44.972 per Series A Warrant.

1,589 of the Shares directly owned by MG Capital Management were received in connection with a reorganization of the Issuer on account of certain bonds issued by a predecessor of the Issuer. MG Capital Management received 102 Shares upon the exercise of certain Series A Warrants previously held, which had an exercise price of $44.972 per Series A Warrant.

The Shares directly owned by CGIC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 605,449 Shares directly owned by CGIC is approximately $26,975,709, excluding brokerage commissions.

Mr. Gorzynski acquired 1,810 Shares underlying certain RSUs, inclusive of 1,586 Shares underlying RSUs that will vest on May 2, 2024, in connection with his service as a director of the Issuer. The RSUs settle on a deferred basis upon Mr. Gorzynski's separation from service from the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) – (c) are hereby restated to read as follows:

(a) – (b) The aggregate percentage of shares of Common Stock for the MG Reporting Persons and Mr. Gorzynski reported herein is based upon 13,007,215 Shares, which is the total number of outstanding Shares as of March 8, 2024 as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 15, 2024.

As of the date hereof, Percy Rockdale beneficially owned 787,097 Shares, constituting approximately 6.1% of the Shares outstanding. As of the date hereof, MG Capital Management beneficially owned 1,691 Shares, constituting less than 1% of the Shares outstanding. By virtue of his relationships with Percy Rockdale and MG Capital Management, as discussed in further detail in Item 2, Mr. Gorzynski may be deemed to beneficially own the Shares beneficially owned by each of Percy Rockdale and MG Capital Management. Percy Rockdale and Mr. Gorzynski have shared voting and dispositive power over the Shares and warrants directly held by Percy Rockdale. MG Capital Management and Mr. Gorzynski have shared voting and dispositive power over the Shares and warrants directly held by MG Capital Management.

8

CUSIP No. 020764106

As of the date hereof, Mr. Gorzynski directly beneficially owned 1,810 Shares underlying certain RSUs, inclusive of 1,586 Shares underlying RSUs that will vest on May 2, 2024, and excludes 4,486 Shares held by Mr. Gorzynski’s spouse, constituting less than 1% of the Shares outstanding. Mr. Gorzynski disclaims beneficial ownership of the Shares held directly by his spouse.

As of the date hereof, CGIC may be deemed to beneficially own 605,449 Shares constituting approximately 4.7% of the Shares outstanding. By virtue of its relationship with CGIC discussed in further detail in Item 2, CIG may be deemed the beneficial owner of the Shares beneficially owned by CGIC. By virtue of its relationship with CIG discussed in further detail in Item 2, CGH may be deemed the beneficial owner of the Shares beneficially owned by CGIC. By virtue of his relationship with CGH discussed in further detail in Item 2, Mr. Gorzynski may be deemed the beneficial owner of the Shares beneficially owned by CGIC. CGH, CIG, CGIC and Mr. Gorzynski have shared voting and dispositive power over the Shares directly held by CGIC.

(c)       On February 29, 2024, Mr. Gorzynski received a grant of 27 RSUs in connection with his service as a director of the Issuer as discussed in further detail in Item 3. Except as set forth on the Schedule A hereto, the Reporting Persons have not entered into any transactions in the Shares during the past sixty days. All transactions included on Schedule A were effected in the open market unless otherwise noted therein.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,396,047 Shares, constituting approximately 10.7% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

9

CUSIP No. 020764106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2024

Percy Rockdale LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Manager

MG Capital Management Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Director

Continental General Insurance Company

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chair

Continental Insurance Group, Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	President

Continental General Holdings LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chair

/s/ Michael Gorzynski
Michael Gorzynski

10

CUSIP No. 020764106

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share

CONTINENTAL GENERAL INSURANCE company

03/15/2024	Common Stock	3330	291.3470[1]
03/15/2024	Common Stock	473	292.5981[2]
03/15/2024	Common Stock	368	293.5996[3]
03/15/2024	Common Stock	5716	295.2383[4]
03/15/2024	Common Stock	113	295.82
03/15/2024	Common Stock	4570	299.3411[5]
03/15/2024	Common Stock	430	300.1727[6]

1 The reported price represents a weighted average sale price. The range of prices at which Shares were sold was $ 291.2050 to $ 291.8550 per share. The Reporting Persons undertake to provide to the Staff, the Issuer or a security holder full information regarding the number of Shares sold at each separate price.

2 The reported price represents a weighted average sale price. The range of prices at which Shares were sold was $ 292.2300 to $ 292.7650 per share. The Reporting Persons undertake to provide to the Staff, the Issuer or a security holder full information regarding the number of Shares sold at each separate price.

3 The reported price represents a weighted average sale price. The range of prices at which Shares were sold was $293.5300 to $293.6950 per share. The Reporting Persons undertake to provide to the Staff, the Issuer or a security holder full information regarding the number of Shares sold at each separate price.

4 The reported price represents a weighted average sale price. The range of prices at which Shares were sold was $294.5900 to $295.4200 per share. The Reporting Persons undertake to provide to the Staff, the Issuer or a security holder full information regarding the number of Shares sold at each separate price.

5 The reported price represents a weighted average sale price. The range of prices at which Shares were sold was $299.0450 to $300.0200 per share. The Reporting Persons undertake to provide to the Staff, the Issuer or a security holder full information regarding the number of Shares sold at each separate price.

6 The reported price represents a weighted average sale price. The range of prices at which Shares were sold was $300.0900 to $300.2750 per share. The Reporting Persons undertake to provide to the Staff, the Issuer or a security holder full information regarding the number of Shares sold at each separate price.